US ASSETS INC.
1601 Elm Street, Suite 4210

Dallas, TX 75201

July 9, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	US Assets Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-213535

Ladies and Gentlemen:

US Assets Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Company’s registration statement on Form S-1 (Registration Statement No. 333-213535), and all exhibits filed therewith and amendments thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Very truly yours,

US ASSETS INC.

By: /s/ Jeffrey B. Love

Jeffrey B. Love

Chief Executive Officer